Date: June 20, 2017

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commision

Re:	Bookedbyus Inc. Revised Preliminary Information Statement on Schedule 14C Filed May 19, 2017 Form 8-K/A filed June 9, 2017 File No. 000-55513

In response to your letter dated June 19, 2017, the following information is hereby submitted on behalf of Bookedbyus Inc. (the “Company”). For your convenience, we have reproduced below the comment contained in the Staff’s June 19, 2017 letter in italicized text immediately before our response.

Form 8-K/A filed June 9, 2017

General

1.	We note that you have provided information in your amended current report under the Item 2.01 of Form 8-K heading (Completion of Acquisition or Disposition of Assets). However, it is unclear from the disclosure provided whether you have completed the acquisition or disposition of a significant amount of assets. Please clarify whether you have done so and clarify the current nature of your relationship with the Apawthecary Pets business. In this regard, indicate whether you have acquired assets related to the Apawthecary Pets business or have entered into a contractual relationship with this business.

Response:

Bookedbyus Inc. has not completed any Acquisition or Disposition of Assets rather, the Company located its Form10 Disclosure under item 2.01 as a matter of convenience.

In the Company’s disclosure under Item 2.01 in the section titled “Business”, the Company states that it intends to “Complete a licensing/distribution agreement with Solace Management Group Inc., a Canadian corporation”. Solace Management Group Inc. owns the brand and intellectual property rights to Apawthecary Pets.

Apawthecary Pets Inc., a Canadian corporation licensed the brand and distribution rights for Apawthecary Pets for use in Canada from Solace Management Group Inc.

Solace Management Group Inc. and Bookedbyus Inc. have an officer and director in common, Bradley Kersch.

Bookedbyus Inc. is currently negotiating a licensing and distribution agreement with Solace Management Group Inc.

We trust this meets with your approval and respectfully request your approval to continue its Schedule 14C filing.

Sincerely,

/s/ Brad Kersch

President